

August 23, 2010

Mr. Dennis Harkins
President and Chief Financial Officer
Zanett, Inc.
635 Madison Avenue, 15th Floor,
New York, NY 10022

> **Re:** **Zanett, Inc.**
> **Form 8-K**
> **Filed August 18, 2010**
> **File No. 001-32589**

Dear Mr. Harkins:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm included in your Form 10-K for the fiscal year ended December 31, 2009. Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

2.   We refer to your disclosure in section (ii) in the fourth paragraph of your Form 8-K. Please clarify the disclosure in your amended Form 8-K to state whether there were any disagreements and/or reportable events during the two most recent fiscal years through August 16, 2010 as required by Items 304(a)(1)(iv) and (v) of Regulation S-K.

3.   We were unable to verify that your newly-engaged accountant is registered with the Public Company Accounting Oversight Board ("PCAOB"). Please provide us with verification that EisnerAmper LLP is able to provide audit and review services under PCAOB rules.

4.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3446 if you have questions.

                                                Sincerely,

                                                Jaime G. John
                                                Staff Accountant